Citigroup Global Markets Inc.
388 Greenwich St.
New York, New York 10013

July 8, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Division of Corporate Finance

          Re: Response to Comment Letter dated July 6, 2005

     We are writing in response to Comment No. 1 to the Staff’s letter to Charter Communications, Inc. (“Charter”) dated July 6, 2005, where the Staff has requested Citigroup Global Markets Inc. (“Citigroup”) to directly address to the Staff the representations made to it set forth in Response No. 1 in Charter’s letter dated June 17, 2005.

     In response to that request, Citigroup hereby represents to the Staff that:

•	the contemplated offering is a bona fide distribution by Charter of its Class A common stock into the open market;

•	Citigroup will not enter into any arrangements or understandings, directly or indirectly, with the purchasers of Class A common stock in connection with its sales efforts regarding the return, loan, or other similar use of the Class A common stock; and

•	if the offering has not already commenced prior to the date of effectiveness, the offering will commence immediately after the date of effectiveness, and is not a continuous offering.

     This letter to the Staff has been executed by an authorized representative of Citigroup.

Sincerely, Citigroup Global Markets Inc.
By:	/s/ William Ortner
	Name:	William Ortner
	Title:	Managing Director